Exhibit 99.1

Hi everyone,

My name is Michael Jerch and I am a Specialist on the acquisitions team here at Masterworks.

We are pleased to announce a new offering, a painting by the late Helen Frankenthaler. The artist is known for pioneering the “soak-stain” technique, a breakthrough for the American Color Field school of painting.

In recent years, Frankenthaler has been the subject of renewed interest and in 2019, the Tate Britain held a year-long exhibition of selected paintings by the artist. In April 2022, the Kunsthalle Krems in Austria and the Museum Folkwang in Germany co-organized a solo exhibition entitled, “Helen Frankenthaler: Painterly Constellations,” which will run through March 2023.

To provide investment quality offerings by the artist, our acquisitions team has reviewed over 130 examples of Frankenthaler’s work from around the world, with a number of works priced in excess of $2 million. Of these examples, this is the fifth painting by the artist we have selected to be offered on the Masterworks platform.

Entitled “xPxixlxoxtx,” the painting was executed in 1978 and employs the artist’s signature “soak-stain” technique. By pouring thinned paints directly onto the canvas, the artist produced expansive fields of color alongside broad brushstrokes that merge together to create undulating, organic forms. The large-format work, painted during Frankenthaler’s mature period, bridges the gap between Abstract Expressionism and Color Field Painting. Prior to our acquisition of the work, “xPxixlxoxtx” has been in the same private collection since 1979, when it was exhibited for the first time.

As of January 2023, large-format colorful examples that employ soak-stain from the mid-to-late 1970s account for eight of Helen Frankenthaler’s top ten auction records, suggesting particular demand for these works amongst collectors.

Paintings similar in composition and scale to the Painting have sold in excess of $1.5 million at auction and include such examples as: “Winter Light” (1979), which sold for $1.6 million at Christie’s, New York in May of 2021, and “Tournament” (1977), which is larger than the Painting but shares a similar vertical orientation and sold for $2.5 million at Sotheby’s, London in March of 2022. The latter example previously sold for $500,000 at Christie’s, New York in May 2012, which represents an appreciation rate of approximately 18.0%.

Between January 2000 and March 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 15.9%.